June 12, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Investors Series Trust
File Nos: 333-43300 and 811-10041

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 22 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 23 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)	The addition of the following Fund: JNL/PPM America Low Duration Bond Fund; and

2)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
encs.

June 12, 2013

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Edward P. Bartz

Re:	JNL Investors Series Trust
File Nos: 333-43300 and 811-10041

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary